# Ubiquitous Marketplace System Inc.

**Audited Financial Statements**

For the year ended December 31, 2019, 2020 & 2021



# Table of Contents

# Independent Auditors' Report

**To the Board of Directors and Shareholders**
**Ubiquitous Marketplace System Inc.**

# Report on the Financial Statements

## Opinion

We have audited the accompanying balance sheet of Ubiquitous Marketplace System Inc. "The Company", as of December 31, 2019, 2020 & 2021 and the related statements of profit and loss, statement of the cash flow, statement of changes in equity, and the notes to the financial statements for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of [at] December 31, 2019, 2020 & 2021 and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

*Drenchko Stephanie*
04/20/2022

**Drenchko Stephanie,** *CPA*
Partner,
**GDS International Co**
**License #:** 098780
**Contact:** +1 (949) 354-4109
9 Knollwood DrBallston Lake, NY 12019

**Independent Auditor**

# Ubiquitous Marketplace System Inc.

## Financial Statements

For the year ended December 31
2019, 2020, & 2021

# Ubiquitous Marketplace System Inc.

## Balance Sheet

As at December 31, 2021

In US Dollars

| | Notes | 2021 | 2020 | 2019 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Non-current Assets** | | | | |
| Property, plant, and equipment | | **23,734** | 50,867 | 78,000 |
| Intangible Assets (Software) | | **551,250** | 419,250 | 336,850 |
| **Total Non-current assets** | | **574,984** | 470,117 | 414,850 |
| **Current Assets** | | | | |
| Cash and Bank Balances | 7 | **4,766** | 13,320 | 1,148 |
| **Total Current assets** | | **4,766** | 13,320 | 1,148 |
| **Total Assets** | | **579,750** | 483,437 | 415,998 |
| **Liabilities and Equity** | | | | |
| **Non-current Liabilities** | | | | |
| Convertible Notes | | **467,298** | 455,955 | 394,712 |
| SAFE Notes | | **90,000** | - | - |
| **Total Non-current liabilities** | | **557,298** | 455,955 | 394,712 |
| **Current Liabilities** | | | | |
| Consulting Fee Payable | | **25,532** | 25,532 | 25,532 |
| Credit Card Payable | | **8,335** | 8,206 | 7,223 |
| **Total Current liabilities** | | **33,867** | 33,738 | 32,755 |
| **Total Liabilities** | | **591,165** | 489,693 | 427,467 |
| **Equity** | | | | |
| Additional Paid-in Capital | | **101,243** | 61,243 | 11,343 |
| Retained Earnings | | **(112,658)** | (67,499) | (22,812) |
| **Total Equity** | | **(11,415)** | (6,256) | (11,469) |
| **Total Liabilities and Owner's Equity** | | **579,750** | 483,437 | 415,998 |

*The annexed notes 01 to 12 form an integral part of these financial statements.*

# Ubiquitous Marketplace System Inc.

## Income Statement

For the year ended December 31, 2021

In US Dollars

| | Notes | 2021 | 2020 | 2019 |
|---|---|---|---|---|
| **Total Revenue** | 8 | - | - | - |
| Less: Cost of Sales | 9 | - | - | - |
| **Gross Profit** | | - | - | - |
| **Operating Expenses** | | | | |
| General & Administrative Expenses | 10 | **41,926** | 43,126 | 22,506 |
| Selling & Marketing Expenses | 11 | **3,233** | 1,561 | 341 |
| **Total Expenses** | | **(45,159)** | (44,687) | (22,847) |
| **Operating Profit / (Loss)** | | **(45,159)** | (44,687) | (22,847) |
| **Other Income** | | - | - | **35** |
| **Net Profit / (Loss) for the year** | | **(45,159)** | (44,687) | (22,812) |

*The annexed notes 01 to 12 form an integral part of these financial statements.*

# Ubiquitous Marketplace System Inc.

## Statement of Cash Flows

For the year ended December 31, 2021

In US Dollars

| | Notes | 2021 | 2020 | 2019 |
|---|---|---|---|---|
| **Cashflow from Operating Activities** | | | | |
| Profit / (Loss) for the period | | **(45,159)** | (44,687) | (22,812) |
| **Changes in Assets & Liabilities:** | | | | |
| Depreciation Expense | | 27,133 | 27,133 | 3,400 |
| Consulting Fee Payable | | - | - | 25,532 |
| Credit Card Payable | | 129 | 983 | 7,223 |
| **Cash used in Operating Activities** | | **(17,897)** | (16,571) | 13,343 |
| **Cashflow from Investing Activities** | | | | |
| Property, plant, and equipment | | - | - | (81,400) |
| Purhcase of Intagible Assets (Software) | | **(132,000)** | (82,400) | (336,850) |
| **Cash used in Investing Activities** | | **(132,000)** | (82,400) | (418,250) |
| **Cashflow from Financing Activities** | | | | |
| Additional Paid-in Capital | | **40,000** | 49,900 | 10,645 |
| Convertible Notes | | **11,343** | 61,243 | 394,712 |
| SAFE Notes | | **90,000** | - | - |
| **Cash generated from Financing Activities** | | **141,343** | 111,143 | 405,357 |
| **Net Cash generated during the year** | | **(8,554)** | 12,172 | 450 |
| **Cash & Cash equivalents at the beginning of the year** | | **13,320** | 1,148 | 698 |
| **Cash & Cash equivalents at the end of the year** | | **4,766** | 13,320 | 1,148 |

*The annexed notes 01 to 12 form an integral part of these financial statements.*

# Ubiquitous Marketplace System Inc.

## Statement of Changes in Equity

As at December 31, 2021

| PARTICULARS | Capital | Retained Earnings | Total |
|---|---:|---:|---:|
| | ----------------------------------USD---------------------------------- | | |
| **Balance as at January 01, 2019** | **698** | **-** | **698** |
| Add: Owner's Investment | 10,645 | - | 10,645 |
| Profit / (Loss) for the period | - | (22,812) | (22,812) |
| **Balance as at January 01, 2020** | **11,343** | **(22,812)** | **(11,469)** |
| Add: Owner's Investment | 49,900 | - | 49,900 |
| Profit / (Loss) for the period | - | (44,687) | (44,687) |
| **Balance as at January 01, 2021** | **61,243** | **(67,499)** | **(6,256)** |
| Add: Owner's Investment | 40,000 | - | 40,000 |
| Profit / (Loss) for the period | - | (45,159) | (45,159) |
| **Balance as at December 31, 2021** | **101,243** | **(112,658)** | **(11,415)** |

*The annexed notes 01 to 12 form an integral part of these financial statements.*

# Ubiquitous Marketplace System Inc.

## Notes to the Financial Statements

For the year ended December 31, 2021

In US Dollars

These notes form an integral part of the financial statements.

**Note**

**1**   **LEGAL STATUS AND NATURE OF BUSINESS**

**1.1**   UBIQUITOUS MARKETPLACE SYSTEM, INC DBA SharedChain, is incorporated in US. SharedChain is an innovative, Internet-like e-commerce & fulfillment meta-platform for the entire supply chain process.. The office of the business is located at 2933 BENTON ST, SANTA CLARA, CA 95051-3735, United States.

**2**   **STATEMENT OF COMPLIANCE**

**2.1**   The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

**3**   **BASIS OF MEASUREMENT**

These financial statement have been prepared under the historical cost convention. In these financial statement, except for the amounts reflected in the cash flow statement, all transactions have been accounted for on accrual basis.

**4**   **JUDGMENT, ESTIMATES AND ASSUMPTIONS**

The preparation of financial statements is in conformity with approved accounting standards which requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

**4.1**   **Depreciation method, rates and useful lives of property, plant and equipment**

Additions of property and equipment are recorded at cost and depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets beginning when the asset is placed in service. Expenditures that materially extend the useful lives of property and equipment are capitalized. Routine repairs and maintenance are expensed as incurred. It is the Company's policy that property and equipment expenditures costing less than $1,000 are expensed.

In US Dollars

**4.2      Provisions**

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

**4.3      Impairment**

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

**5      FUNCTIONAL AND PRESENTATION CURRENCY**

These financial statement are prepared in United States Dollars which is the Business' functional currency.

**6      SIGNIFICANT ACCOUNTING POLICIES**

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

**6.1      Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

**6.3      Intangible asset**

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

**6.4      Risks and Uncertainties**

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to impact franchise operations and markets across the globe. The COVID-19 outbreak is disrupting supply chains, affecting production and sales across a range of industries, and causing school lockdowns. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's franchisees and their customers employees and vendors all of which are uncertain and cannot be predicted At this point the extent to

# Ubiquitous Marketplace System Inc.

## Notes to the Financial Statements

In US Dollars

o which COVID-19 may permanently impact the Company's financial condition or results of operations is uncertain.

| 6.5 | Taxation |
|---|---|

The Company, with the consent of its shareholder, has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Instead of paying federal corporate income taxes, the shareholder of an S Corporation is taxed individually on the Company's taxable income. Therefore, the Company has made no provision for income taxes. The Company's income tax returns are open for examination for up to the past three years under the statute of limitations. There are no tax returns currently under examination in any United States federal or state jurisdictions.

| 6.6 | Use of estimates |
|---|---|

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2021, which is the date the financial statements were available to be issued. Through December 31, 2021, no subsequent events required recognition or disclosure in the financial statements.

### Note 7

| Cash and Bank Balances | 2021 | 2020 | 2019 |
|---|---|---|---|
| Checking - 6414 | 4,766 | 13,320 | 1,148 |
| Total | 4,766 | 13,320 | 1,148 |

### Note 8

| Revenue | 2021 | 2020 | 2019 |
|---|---|---|---|
| Sales | - | - | - |
| Total | - | - | - |

### Note 9

| Cost of Sales | 2021 | 2020 | 2019 |
|---|---|---|---|
| Cost of Sales | - | - | - |
| Total | - | - | - |

# Ubiquitous Marketplace System Inc.

## Notes to the Financial Statements

For the year ended December 31, 2021

In US Dollars

These notes form an integral part of the financial statements.

**Note 10**

| General & Administrative Expenses | 2021 | 2020 | 2019 |
|---|---:|---:|---:|
| Automobile Expenses | 1,312 | 825 | 1,258 |
| Bank Charges & Fees | 404 | 240 | 359 |
| Depreciation Expense | 27,133 | 27,133 | 3,400 |
| Contractors | 868 | 2,212 | 5,979 |
| Insurance | 1,726 | 1,726 | 1,579 |
| Legal & Professional Fees | 250 | 642 | - |
| Meals & Entertainment | 313 | 226 | 410 |
| Office Supplies & Expenses | 2,345 | 1,779 | 1,517 |
| Postage & Courier | - | 54 | 143 |
| Rent & Lease | 5,311 | 5,311 | 5,311 |
| Software & Subscriptions | 1,337 | 816 | 713 |
| Taxes & Licenses | 55 | 400 | 275 |
| Travel Expenses | 51 | 712 | 427 |
| Utilities (including Telephone & Internet) | 821 | 1,051 | 1,135 |
| **Total** | **41,926** | **43,126** | **22,506** |

**Note 11**

| Selling & Marketing Expenses | 2021 | 2020 | 2019 |
|---|---:|---:|---:|
| Advertisement & Marketing | **3,233** | 1,561 | 341 |
| **Total** | **3,233** | 1,561 | 341 |

**Note 12**

**General**

Figures have been rounded off to the nearest dollar.